Exhibit (a)(1)

COLE CREDIT PROPERTY TRUST, INC.

2325 East Camelback Road, Suite 1100

Phoenix, Arizona 85016

January 30, 2013

Dear Stockholder,

As you may be aware by now, MPF Northstar Fund 2, LP, MPF Flagship Fund 10, LLC, MPF Flagship Fund 13, LLC, MPF Flagship Fund 14, LLC, MPF Flagship Fund 15, LLC, MPF DeWaay Premier Fund 2, LLC, MPF DeWaay Premier Fund 4, LLC, MPF Blue Ridge Fund I, LLC, and Sutter Opportunity Fund 4, LLC (collectively, the “Offerors”) initiated an unsolicited tender offer (the “Tender Offer”) to buy shares of common stock (the “Shares”) of Cole Credit Property Trust, Inc., a Maryland corporation (the “Company”). Our Board of Directors (the “Board”) first became aware of the Tender Offer on January 22, 2013. You should be aware that the Company is not in any way affiliated with the Offerors, and we believe this offer is not in the best interests of our stockholders.

Our Board has carefully evaluated the terms of the Tender Offer and unanimously recommends that you reject the offer and not tender your Shares. The Board acknowledges that each stockholder must evaluate whether to tender his or her Shares to Offerors pursuant to the Tender Offer and that an individual stockholder may determine to tender based on, among other things, his or her individual liquidity needs.

The Board’s recommendation was reached after consulting with our officers and Cole REIT Advisors, LLC, our external advisor. The enclosed document is a copy of the Schedule 14D-9, which we filed with the SEC in response to the Tender Offer. The Schedule 14D-9 provides additional information for you and includes a more detailed description of our reasoning and recommendation against this offer. Please take the time to read it before making your decision. Some of the reasons why we strongly believe the Tender Offer is not in the best interests of our stockholders are as follows:

•

The Board believes that the offer price is less than the current and potential long-term value of the Company’s Shares. The Board recently established an estimated value of the Company’s shares, as of December 31, 2012, of $7.75 per share for purposes of assisting employee benefit plans and IRA custodians with their reporting requirements. The $5.00 per share price offered by the Offerors represents more than a 35% discount from the Board’s estimate of the Shares’ value;

•

Given the timing of the Tender Offer and the offer price, the Company believes that the Tender Offer represents an opportunistic attempt to purchase at a low price and make a profit and, as a result, deprive the stockholders who tender Shares in the offer of the potential opportunity to realize the full long-term value of their investment in the Company;

•

The Offerors’ documents disclose that they “have not made an independent appraisal of the Shares or the Corporation’s properties and are not qualified to appraise real estate.” In contrast, in establishing the $7.75 per share estimated value, the Board considered information regarding the net asset value of the Company’s assets provided by an independent investment banking firm that specializes in providing real estate financial services;

•

As of September 30, 2012, the Company owned 36 properties, which were 100% leased, comprising 934,000 square feet of single-tenant retail and commercial space located in 17 states. The Company’s management is actively managing this portfolio to enhance stockholder value by pursuing dispositions, acquisitions, loan refinancings, lease extensions and other strategies;

•

Since March 2010, the Company has maintained the current annualized distribution rate of 5.0%, based on the original $10.00 share price, or 6.45% based on the most recent estimated value of $7.75 per share. Although the Board cannot provide any assurances with respect to future distributions, stockholders who tender Shares in the Tender Offer will no longer receive distributions on any Shares purchased by the Offerors, other than distributions declared or paid prior to the expiration of the offer; and

•

The Company remains committed to providing liquidity to its stockholders at the time and in the manner that are in the best interests of the Company and its stockholders. The Company expects to provide stockholders with liquidity prior to the February 1, 2016 deadline in its charter, and is not permitted to defer a listing of the Common Stock or other liquidity transaction until after that date without the approval of the stockholders.

In summary, we believe that you should view the Offerors as opportunistic purchasers who are attempting to acquire your Shares in order to make a profit and, as a result, deprive you of the current and potential long-term value of your Shares.

Should you have any questions about this Tender Offer or other matters, please contact Cole Investor Services at 866-907-2653.

We appreciate your trust in the Company and its Board. We encourage you to follow the Board’s recommendation and not tender your Shares to the Offerors.

Sincerely,

/s/ Christopher H. Cole
Christopher H. Cole
Chairman, President and Chief Executive Officer

Disclosures

This correspondence contains forward-looking statements about the Company. Such forward-looking statements generally can be identified by our use of forward-looking terminology such as “may,” “will,” “expect,” “intend,” “anticipate,” “estimate,” “believe,” or other similar words. Readers of this correspondence should be aware that there are various factors, many of which are beyond the Company’s control, that could cause actual results to differ materially from any forward-looking statements made in this correspondence, which include changes in general economic conditions, changes in real estate conditions and lack of availability of financing or capital proceeds. Accordingly, readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this correspondence. The Company does not make any representations or warranties (expressed or implied) about the accuracy of any such forward-looking statements. The Company urges you to read carefully Item 8 of the enclosed Schedule 14D-9 for a discussion of additional risks that could cause actual results to differ from any forward-looking statements made in this correspondence.